Exhibit 99.1

Stock Exchange Announcement

Annual Report 2023: Solid results alongside strategic scale-up. Cadeler secured its place as a global leader in the offshore wind farm transportation and installation industry

Key figures for 2023

• EUR 1.8 billion backlog (26 March 2024, including 100% options) and EUR 1.6 billion backlog (26 March 2024, including 50% options) (EUR 780 million, 28 March 2023, including 50% options)

• EUR 109 million in revenues (EUR 106 million in 2022)

• EUR 1.5 billion market capitalisation as of market closing 25 March 2024 (in the report referred to as approximately EUR 1.3 billion)

Financial outlook for 2024

• Expected revenue EUR 225-245 million

• Expected EBITDA EUR 105-125 million

Today, Cadeler A/S has published its annual report for 2023, showcasing a solid revenue for the third consecutive year alongside a strategic scale-up in fleet size, ambitious investment in decarbonizing vessel operations, strong investments in talent, and the accumulation of a record-breaking backlog of orders. Cadeler is now a global leader in offshore wind farm transportation and installation.

The story of the past year has been one of sustained growth for Cadeler – both organically and through the merger with Eneti. This strategic combination, completed in December 2023, made Cadeler the world’s leading offshore wind turbine transport and installation company, with a market capitalisation of approximately EUR 1.5 billion, and a dual listing on the Oslo Stock Exchange and New York Stock Exchange. The order book now stands at close to EUR 1.8 billion (options included at 100%), with a very high percentage of this already at final investment decision stage.

Despite a lower utilization rate of 75% due to vessel upgrades of Wind Orca and Wind Osprey in Q4 2023, Cadeler saw a revenue growth of 2% in 2023, amounting to EUR 109 million. Cost of sales for 2023 rose by 20% to EUR 60 million, up from EUR 50 million the previous year. This increase was largely due to the impairment of the sold main crane for Wind Orca, costing EUR 5 million. Other contributing factors include an additional EUR 3.8 million from the business combination. Cadeler provided a revised outlook for the Adjusted EBITDA in the range of EUR 47 million to EUR 52 million, with the actual Adjusted EBITDA for the year coming in at EUR 50 million.

Based on the current contract coverage, increasing fleet size and upgrade of existing vessels, the financial performance for 2024 is expected to result in a revenue in the range of EUR 225 million to EUR 245 million and an EBITDA ranging between EUR 105 million to EUR 125 million. The outlook for 2024 reflects the growth journey that Cadeler is currently on.

During 2023, Cadeler has ensured a record-breaking backlog of orders. The contracts that Cadeler has signed will provide a steady, continuous flow of projects towards 2030.

Highlights of the past year include signing two major contracts with Ørsted for the Hornsea 3 offshore wind farm, with a total value of EUR 500-700 million. The combined contracts represent the biggest deal in Cadeler’s history.

Mikkel Gleerup, CEO of Cadeler, says: “I am pleased to see a solid result for 2023 where Cadeler has focused on strategic scale-up to prepare for the future. We have now built a solid foundation along with the accumulation of a record-breaking backlog of orders in line with our promises to our investors. We have taken important steps that have moved Cadeler to the next level. In 2023 we merged with Eneti, building an even stronger organisation, along with strategic scale-up in fleet size, and investments in talents. Furthermore, we have taking important steps in securing attractive debt financing for our operating vessels and newbuilds.”

The recent merger with Eneti Inc. has extended Cadeler’s global reach

While Europe continues to remain the focus of the current operations, Cadeler has also identified Asia as a region of interest – especially Taiwan and Korea. Cadeler’s strategy is to build a real pipeline of work in the region, rather than doing so on a project-by-project basis.

While Cadeler’s cautious approach to the United States proved to be correct so far, Cadeler now holds a more optimistic view, and will be involved in the American market this year. As a global company, Cadeler is continuously looking into other markets, such as South America.

Outlook for 2024

Looking at the future business potential, Mikkel Gleerup states: “Cadeler owns the largest jack-up fleet in the industry and is well positioned to provide partners with access to a still wider and more flexible fleet of next-generation offshore windfarm installation vessels. This will enable the construction of larger and more complex projects to address the growing global demand for offshore wind power.”

Fleet

As of 31 December 2023, Cadeler’s fleet consists of four operating vessels, Wind Orca, Wind Osprey, Wind Scylla and Wind Zaratan. In addition, Cadeler has orders for six new builds, two P-Class, two A-Class and two M-Class vessels.

During 2023, significant resources were allocated to ensure Cadeler’s newbuild vessels are prepared to run on alternative fuels. Cadeler also started to explore the uptake of certified biofuels and renewable diesel in our operating fleet in 2023. These initiatives, together with improving energy efficiency during operations, will form the foundation of a future low-carbon fleet for Cadeler. Cadeler will continue to work towards the long-standing goal of reducing emissions, optimising energy consumption and adopting green power sources.

Backlog

Cadeler is positioned to benefit from the strong demand growth in the offshore wind industry. The contract backlog, as of 26 March 2024 has a total value of EUR 1,8 billion, including 100% options.

In February 2024, Cadeler signed a transport and installation contract with Ørsted and Polska Grupa Energetyczna for the Baltica 2 offshore wind farm in the Baltic Sea. Furthermore, Cadeler is actively bidding on tenders beyond 2031, which will continue to strengthen the contract backlog even further.

Investments in talent

Cadeler is committed to attracting and retaining highly skilled professionals to meet the needs of our partners and provide exceptional service. This includes recruiting experienced engineers to keep Cadeler at the technical forefront of the industry, as well as commercial experts with relevant industry knowledge. The ongoing investment in talent enables Cadeler to maintain a competitive edge in the market and position itself for long-term success.

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The annual report can be downloaded here

In conjunction with the release of the 2023 Annual Report a webcast presentation for the investment community will be held. The webcast will be streamed on Tuesday 26 March from 09.00 - 10.00 from Kalvebod Brygge, Copenhagen. Live participation will also be possible. Please find the link for the webcast here.

For further information, please contact:

Mikkel Gleerup, CEO, Cadeler

+45 3246 3102

mikkel.gleerup@cadeler.com

Karen Roiy, Vice President - Marketing & Communication

+45 6020 8706

karen.roiy@cadeler.com

About Cadeler:

Cadeler is a key supplier of offshore wind installation, operations, and maintenance services. Cadeler is a pure play company, solely operating in the offshore wind industry with an uncompromising focus on safety and the environment. Cadeler’s experience as provider of high-quality offshore wind support services, combined with innovative vessel designs, positions the company to deliver exceptional services to the industry. Cadeler is committed to enabling the global energy transition towards a future built on renewable energy. Cadeler is listed on the Oslo Stock Exchange (ticker: CADLR) and the New York Stock Exchange (ticker: CDLR). For more information, please visit www.cadeler.com